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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO
                             Tender Offer Statement
                     Under Section 14(d)(1) or 13(e)(1) of
                      The Securities Exchange Act of 1934
                               (Amendment No. 1)

                           GENERAL MOTORS CORPORATION
                       (Name of Subject Company (issuer))

                      GENERAL MOTORS CORPORATION (ISSUER)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                                  COMMON STOCK
                           $1 2/3 Par Value Per Share
                         (Title of Class of Securities)

                                   370442105
                     (CUSIP Number of Class of Securities)

                                 Peter R. Bible
                            Chief Accounting Officer
                           General Motors Corporation
                             300 Renaissance Center
                             Detroit, MI 48265-3000
                                 (313) 556-5000
  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                  -Copies to-

          Warren G. Andersen                      Marcy J.K. Tiffany
      General Motors Corporation            Hughes Electronics Corporation
        300 Renaissance Center              200 North Sepulveda Boulevard
        Detroit, Michigan 48265              El Segundo, California 90245
            (313) 665-4921                          (310) 662-9688

  Joseph P. Gromacki            Frederick S. Green           Francis J. Morison                Victor I. Lewkow
   Kirkland & Ellis            Michael E. Lubowitz              Sarah Beshar          Cleary, Gottlieb, Steen & Hamilton
200 East Randolph Drive     Weil, Gotshal & Manges LLP     Davis Polk & Wardwell            One Liberty Plaza New
Chicago, Illinois 60601          767 Fifth Avenue           450 Lexington Avenue             York, New York 10006
    (312) 861-2000           New York, New York 10153     New York, New York 10017              (212) 225-2000
                                  (212) 310-8000               (212) 450-4000

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                           CALCULATION OF FILING FEE
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              ------------------------------------------------

            Transaction Valuation*                        Amount of Filing Fee
              ----------------------------------------------------------------
                $7,586,739,033                               $1,517,347.81
              ----------------------------------------------------------------

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* Estimated solely for the purpose of calculating the filing fee pursuant to
  Rule 0-11 under the Securities Exchange Act of 1934, as amended.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,121,428.17        Form or Registration No.: Form S-4
Filing party: General Motors Corporation     Registration No. 333-30826
                                             Date Filed: March 22, 2000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]third-party tender offer subject to Rule 14d-1.
[X]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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   This Amendment No. 1 to Issuer Tender Offer Statement on Schedule TO
("Amendment No. 1") relates to an offer by General Motors Corporation, a Delaware corporation ("General Motors" or "GM"), to holders of its $1 2/3 par value common stock to exchange 1.065 shares of Class H common stock of General Motors for each share of $1 2/3 par value common stock validly tendered in the exchange offer and accepted by GM, up to a maximum of 86,396,977 shares of $1 2/3 par value common stock to be accepted and 92,012,781 shares of Class H common stock to be issued. The offer to exchange was made upon the terms and subject to the conditions set forth in the Offering Circular-Prospectus, dated April 24, 2000, the related Letter of Transmittal and the instructions thereto, and certain other relevant documents (collectively, the "Exchange Offer"). Copies of the Offering Circular-Prospectus and the related Letter of Transmittal and instructions thereto were previously filed on Schedule TO as
Exhibit 12(a)(1)(i) and 12(a)(1)(ii), respectively. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

   Item 4(a) of Schedule TO is hereby amended and supplemented by adding the following language:

   The Exchange Offer expired at 12:00 midnight, New York City time, on Friday, May 19, 2000, and was not extended. 339,700,412 shares of $1 2/3 par value common stock were validly tendered and not withdrawn prior to the expiration of the Exchange Offer. General Motors accepted 86,396,977 shares of $1 2/3 par value common stock validly tendered and issued 92,012,781 shares of Class H common stock in exchange. The final proration factor for the Exchange Offer was 24.78958662%.

   On May 26, 2000, General Motors issued a press release announcing the final results of the Exchange Offer, a copy of which is filed as Exhibit 12(a)(5)(iv) to this Amendment No. 1 and is incorporated herein by reference.

Item 12. Exhibits.

   Item 12 of Schedule TO is hereby amended and supplemented by adding the following to the Index of Exhibits, which is incorporated herein by reference:

     12(a)(5)(iv) Press Release, dated May 26, 2000.

     12(d)(7) Agreement and Acknowledgment of Exchange of Shares and Plan of Reorganization, dated May 26, 2000, between General Motors
                  Corporation and Fleet National Bank, acting in its capacity as stock transfer agent and registrar for General Motors
                  Corporation and exchange agent in the Exchange Offer.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          General Motors Corporation

                                                /s/ Warren G. Andersen
                                          By: _________________________________
                                               Name: Warren G. Andersen
                                              Title: Assistant Secretary
                                                     and Attorney In Fact

Dated: May 26, 2000

                               INDEX TO EXHIBITS

   Exhibit No.                          Description
   -----------                          -----------
 12(a)(1)(i)     Offering Circular-Prospectus dated April 24, 2000,
                 incorporated by reference to the Registration
                 Statement.*

 12(a)(1)(ii)    Letter of Transmittal and Instructions to the Letter of
                 Transmittal, incorporated by reference to Exhibit 99.1
                 to the Registration Statement.*

 12(a)(1)(iii)   Notice of Guaranteed Delivery, incorporated by reference
                 to Exhibit 99.2 to the Registration Statement.*

 12(a)(1)(iv)    Letter to Brokers, Securities Dealers, Commercial Banks,
                 Trust Companies and Other Nominees, incorporated by
                 reference to Exhibit 99.3 to the Registration
                 Statement.*

 12(a)(1)(v)     Letter to Clients for use by Brokers, Securities
                 Dealers, Commercial Banks, Trust Companies and Other
                 Nominees, incorporated by reference to Exhibit 99.4 to
                 the Registration Statement.*

 12(a)(1)(vi)    Guidelines for Certification of Taxpayer Identification
                 Number on Substitute Form W-9, incorporated by reference
                 to Exhibit 99.5 to the Registration Statement.*

 12(a)(1)(vii)   Letter from General Motors Corporation to holders of $1
                 2/3 par value common stock, incorporated by reference to
                 Exhibit 99.6 to the Registration Statement.*

 12(a)(1)(viii)  Checklist for Participation in the Exchange Offer, incorporated by reference to Exhibit 99.7 to the Registration Statement.*

 12(a)(1)(ix)    Letter from General Motors Corporation to Savings Plan
                 Participants.*

 12(a)(1)(x)     Correspondence to GM Savings Plan Participants.*

 12(a)(1)(xi)    Correspondence to GM of Canada Savings Plan
                 Participants.*

 12(a)(1)(xii)   Correspondence to GMAC Mortgage Group Savings Plan
                 Participants.*

 12(a)(1)(xiii)  Supplemental Disclosure for Belgium in French.*

 12(a)(1)(xiv)   Supplemental Disclosure for Belgium in Dutch.*

 12(a)(1)(xv)    Supplemental Disclosure for Germany, which together with
                 the U.K. Prospectus, as defined below, constitutes the
                 German prospectus.*

 12(a)(1)(xvi)   Supplemental Disclosure for the Canadian Province of
                 Quebec.*

 12(a)(1)(xvii)  Supplemental Disclosure for the United Kingdom, which together with substantially all of the Registration
                 Statement, incorporated herein by reference, and the Annual Report on Form 10-K of General Motors for the fiscal year ended December 31, 1999, incorporated herein by reference, constitutes the United Kingdom prospectus
                 (the "U.K. Prospectus").*

 12(a)(1)(xviii) Letter to holders of $1 2/3 par value common stock in
                 Germany.*

 12(a)(1)(xix)   Notice to registered holders of $1 2/3 par value common
                 stock in the Netherlands.*

 12(a)(1)(xx)    Letter of Transmittal for holders of $1 2/3 par value
                 common stock in the Netherlands.*

 12(a)(1)(xxi)   Checklist for Participation in the Exchange Offer for
                 holders of $1 2/3 par value common stock in the
                 Netherlands.*

 12(a)(2)        Not applicable.

 12(a)(3)        Not applicable.

 12(a)(4) Offering Circular-Prospectus dated April 24, 2000, incorporated by reference to the Registration
                 Statement.*

 12(a)(5)(i)     Newspaper Advertisement of Exchange Offer for
                 publication in several U.S. newspapers.*

 12(a)(5)(ii)    Form of Information Regarding U.S. Federal Income Tax
                 Basis.*

 12(a)(5)(iii)   Form of Stockholder Attachment to 2000 Federal Income
                 Tax Return.*

 12(a)(5)(iv)    Press Release, dated May 26, 2000.**

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
 Exhibit No.                          Description
 -----------                          -----------
 12(b)        Not applicable.

 12(d)(1) Registration Rights Agreement, dated as of June 21, 1999, between General Motors Corporation and America Online,
              Inc., incorporated by reference to Exhibit 99.10 to the Registration Statement.*

 12(d)(2) Purchase Agreement, dated as of June 21, 1999, by and among General Motors Corporation, Hughes Electronics Corporation and America Online, Inc., incorporated by reference to
              Exhibit 99.11 to the Registration Statement.*

 12(d)(3) Registration Rights Agreement, dated as of April 28, 1999, between General Motors Corporation and PRIMESTAR, Inc., incorporated by reference to Exhibit 99.12 to the Registration Statement.*

 12(d)(4) Stock Transfer Agreement, dated April 28, 1999, by and among General Motors Corporation, PRIMESTAR, Inc., TCI
              Satellite Entertainment, Inc. and Hughes Electronics
              Corporation, incorporated by reference to Exhibit 99.13 to the Registration Statement.*

 12(d)(5)     Form of Registration Rights Agreement, by and among General
              Motors Corporation and United States Trust Company of New
              York, as Trustee of the General Motors Hourly-Rate
              Employees Pension Plan and as Trustee of a dedicated account within the General Motors Welfare Benefit Trust, incorporated by reference to Exhibit 99.14 to the Registration Statement.*

 12(d)(6)     Master Agreement, dated as of March 13, 2000, between Fiat
              S.p.A. and General Motors Corporation, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of General Motors Corporation dated March 13, 2000.*

 12(d)(7)     Agreement and Acknowledgment of Exchange of Shares and Plan
              of Reorganization, dated May 26, 2000, between General
              Motors Corporation and Fleet National Bank, acting in its
              capacity as stock transfer agent and registrar for General
              Motors Corporation and exchange agent in the Exchange
              Offer.**
 12(g)        Not applicable.

 12(h)        Opinion of Kirkland & Ellis, incorporated by reference to
              Exhibit 8 to the Registration Statement.*

--------
 *Filed previously.

**Filed herewith.